SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                       Kreisler Manufacturing Corporation
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                                (Name of Issuer)

                     Common Stock, $.125 par value per share
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                         (Title of Class of Securities)

                                    500773106
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                                 (CUSIP Number)


                            Dean M. Schwartz, Esquire
                      Stradley, Ronon, Stevens & Young, LLP
                            2600 One Commerce Square
                      Philadelphia, Pennsylvania 19103-7089
                                 (215) 564-8078
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          (Name, Address, and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 17, 2000
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             (Date of Event which Requires Filing of this Statement)

Page 1A                                              CUSIP No. 500773106
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1.       Name(s) of Reporting Person:                Henry Partners, L.P.
         IRS Identification number:                  23-2888396
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2.       Member of a Group:                          (a)
                                                          -----
                                                     (b)    x
                                                          -----
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3.       SEC Use Only:                               ________
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4.       Source of Funds:                            WC
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5.       Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(c):             ____
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6.       Citizenship:                                Delaware, U.S.A.
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7.       Sole Voting Power:                                0  shares
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8.       Shared Voting Power:                        140,300  shares
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9.       Sole Disposition Power:                           0  shares
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10.      Shared Disposition Power:                   140,300  shares
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially owned:        140,300  shares
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12.      Check if line 11 excludes shares:           ____
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13.      Percent of class on line 11:                7.2%
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14.      Type of Reporting Person:                   PN


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

Page 1B                                             CUSIP No. 500773106
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1.       Name(s) of Reporting Person:               Henry Investment Trust, L.P.
         IRS Identification number:                 23-2887157
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2.       Member of a Group:                         (a)
                                                          -----
                                                    (b)      x
                                                          ------
--------------------------------------------------------------------------------
3.       SEC Use Only:                              ________
--------------------------------------------------------------------------------
4.       Source of Funds:                           OO
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(c):            ____
--------------------------------------------------------------------------------
6.       Citizenship:                               Commonwealth of
                                                    Pennsylvania, U.S.A.
--------------------------------------------------------------------------------
7.       Sole Voting Power:                               0  shares
--------------------------------------------------------------------------------
8.       Shared Voting Power:                       140,300  shares
--------------------------------------------------------------------------------
9.       Sole Disposition Power:                          0  shares
--------------------------------------------------------------------------------
10.      Shared Disposition Power:                  140,300  shares
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially owned:       140,300  shares
--------------------------------------------------------------------------------
12.      Check if line 11 excludes shares:          ____
--------------------------------------------------------------------------------
13.      Percent of class on line 11:               7.2%
--------------------------------------------------------------------------------
14.      Type of Reporting Person:                  PN


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


Page 1C                                              CUSIP No. 500773106
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1.       Name(s) of Reporting Person:                Canine Partners, L.L.C.
         IRS Identification number:                  omitted
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2.       Member of a Group:                          (a)
                                                          -----
                                                     (b)    x
                                                          -----
--------------------------------------------------------------------------------
3.       SEC Use Only:                               ________
--------------------------------------------------------------------------------
4.       Source of Funds:                            OO
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(c):             ____
--------------------------------------------------------------------------------
6.       Citizenship:                                Commonwealth of
                                                     Pennsylvania, U.S.A.
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7.       Sole Voting Power:                          117,500  shares
--------------------------------------------------------------------------------
8.       Shared Voting Power:                         22,800  shares
--------------------------------------------------------------------------------
9.       Sole Disposition Power:                     117,500  shares
--------------------------------------------------------------------------------
10.      Shared Disposition Power:                    22,800  shares
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially owned:        140,300  shares
--------------------------------------------------------------------------------
12.      Check if line 11 excludes shares:           ____
--------------------------------------------------------------------------------
13.      Percent of class on line 11:                7.2%
--------------------------------------------------------------------------------
14.      Type of Reporting Person:                   OO


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


Page 1D                                              CUSIP No. 500773106
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1.       Name(s) of Reporting Person:                David W. Wright
         IRS Identification number:                  omitted
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2.       Member of a Group:                          (a)
                                                          -----
                                                     (b)    x
                                                          ------
--------------------------------------------------------------------------------
3.       SEC Use Only:                               ________
--------------------------------------------------------------------------------
4.       Source of Funds:                            PF
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(c):             ____
--------------------------------------------------------------------------------
6.       Citizenship:                                U.S.A.
--------------------------------------------------------------------------------
7.       Sole Voting Power:                           22,800  shares
--------------------------------------------------------------------------------
8.       Shared Voting Power:                        117,500  shares
--------------------------------------------------------------------------------
9.       Sole Disposition Power:                      22,800  shares
--------------------------------------------------------------------------------
10.      Shared Disposition Power:                   117,500  shares
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially owned:        140,300  shares
--------------------------------------------------------------------------------
12.      Check if line 11 excludes shares:           ____
--------------------------------------------------------------------------------
13.      Percent of class on line 11:                7.2%
--------------------------------------------------------------------------------
14.      Type of Reporting Person:                   IN


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

ITEM 1.  Security and Issuer

     This statement (the "Statement") relates to the common stock, par value $.125, (the "Shares"), of Kreisler Manufacturing Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 5960 Central Avenue, Suite H., St. Petersburg, Florida 33707.

ITEM 2.  Identity and Background

(a) This Statement is being filed by Henry Partners, L.P. ("Henry"), Henry Investment Trust, L.P. ("HIT"), Canine Partners, L.L.C. ("Canine"), and David W. Wright ("Wright") (collectively, the "Reporting Persons"). Henry is a Delaware limited partnership, HIT is a Pennsylvania limited partnership, and Canine is a Pennsylvania limited liability company.

(b) The business address of Henry, HIT, Canine, and Wright is 255 South 17th Street, Suite 2501, Philadelphia, PA 19103.

(c) Henry is a private investment partnership engaged in the purchase and sale of securities. HIT is the general partner of Henry, and Canine is the general partner of HIT. Wright is the President of Canine.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, none of the Reporting Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree, or final order, as specified in this item.

(f)  Wright is a citizen of the United States.

ITEM 3.  Source and Amount of Funds or Other Consideration

(a) The amount of funds used in purchasing the Shares (including commissions thereon) attributable to the Shares purchased by Henry, through the date hereof, and which may be deemed to be beneficially owned by HIT, Canine, and Wright, is $466,996.44. The funds used to acquire such Shares represent available cash balances of Henry.

(b) The amount of funds used in purchasing the Shares (including commissions thereon) attributable to the Shares purchased by Wright, and which may be deemed to be beneficially owned by Henry, HIT and Canine, is $105,771.50. The funds used to acquire such Shares represent personal funds of Wright.

ITEM 4.  Purpose of Transaction

     The Reporting Persons believe that the Shares of the Issuer are undervalued and represent an attractive investment opportunity. The Reporting Persons presently have no plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein. The Reporting Persons intend to monitor closely management's efforts to increase stockholder value and may communicate with the management and Board of Directors of the Issuer in that regard. Depending on various factors including, without limitation, the Reporting Persons' financial position and investment strategy, the price level of the Shares, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares in the open market or otherwise, contacting others concerning a possible acquisition of the Issuer, seeking to nominate a representative to the Issuer's board of directors or presenting proposals for stockholder approval. The Reporting Persons may also sell some or all of their Shares in the open market or through privately negotiated transactions, or change their intentions with respect to any and all matters referred to in this
Item 4.


ITEM 5.  Interest in Securities of Issuer

(a) As of the date of this Statement, Henry beneficially owns, and HIT, Canine, and Wright may be deemed to beneficially own 117,500 Shares of the Issuer. In addition, Wright beneficially owns 22,800 Shares of the Issuer, which Henry, HIT, and Canine may be deemed to beneficially own. As such, in the aggregate, Henry, HIT, Canine, and Wright may be deemed to beneficially own 140,300 Shares of the Issuer; constituting 7.2% of the class of securities identified pursuant to Item 1. This percentage is based on the belief that 1,955,379 Shares of the Issuer are outstanding, as of the date hereof, as set forth in the Issuer's most recent Form 10-QSB for the quarterly period ended September 30, 2000.

(b) Henry and HIT have shared voting and dispositive power over 140,300 Shares of the Issuer. Canine as the general partner of HIT has sole voting and dispositive power with respect to 117,500 Shares of the Issuer and shared voting and dispositive power with respect to 22,800 Shares of the Issuer, which represent the Shares held by Wright. Wright has sole voting and dispositive power with respect to such 22,800 Shares of the Issuer and shared voting and dispositive power with respect to such 117,500 Shares of the Issuer, which represent the number of shares that may be deemed to be beneficially owned by Wright through his position as President of Canine.

(c) During the past 60 days, Henry engaged in the following transactions in Shares of the Issuer:


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      DATE             NUMBER OF SHARES                   PRICE PER SHARE
                       PURCHASED (SOLD)
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9/28/00                 2,500                                  3.78
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10/3/00                 2,000                                  3.70
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11/17/00                41,000                                 3.55
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11/21/00                2,000                                  3.888
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     Each of the above transactions were effected in the open market through the
National Association of Securities Dealers, Inc., Automated Quotation System (NASDAQ). The Reporting Persons beneficially own no Shares of the Issuer except as set forth herein.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     HIT is the general partner of Henry pursuant to an agreement of limited partnership which provides HIT with the authority, among other things, to invest the funds of Henry in securities, including Shares of the Issuer, to hold, to vote and dispose of those Shares and to file this Statement on behalf of Henry. Pursuant to such agreement of limited partnership, HIT is entitled to fees and allocations based on the assets and net profits of Henry. Canine is the general partner of Henry pursuant to an agreement of limited partnership, which provides Canine with the authority, among other things, to direct HIT with respect to its responsibilities as general partner of Henry. Wright is the President of Canine.

ITEM 7.   Materials to be filed

     None. No joint filing agreement has been established, and each filing party has signed this Schedule 13D.

SIGNATURES:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Henry Partners, L.P., by its general partner, Henry Investment Trust, L.P., by its general partner, Canine Partners, L.L.C.


         By:  /s/ David W. Wright                        Date: November 27, 2000
              ---------------------------------
              David W. Wright,
              President

         Henry Investment Trust, L.P., by its general partner
         Canine Partners, L.L.C.


         By: /s/ David W. Wright                         Date: November 27, 2000
             ----------------------------------
             David W. Wright,
             President

         Canine Partners, L.L.C.


         By: /s/ David W. Wright                         Date: November 27, 2000
             ----------------------------------
             David W. Wright,
             President


             /s/ David W. Wright                         Date: November 27, 2000
             ----------------------------------
             David W. Wright